UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) announces to its shareholders and to the market in general that, on November 28, 2019, it entered into an agreement to sell 1,909 towers owned by the Company to Telxius Torres Brasil Ltda., indirect subsidiary of Telefónica S.A., for the total amount of R$ 641 million (“Transaction”).

The Transaction ensures the continuity of the provision of personal mobile service (SMP), as it also includes the leasing of space in these infrastructures, as well as stablishes conditions for the expansion of rented space. The conclusion and consummation of the Transaction are subject to certain suspensive conditions common to this kind of Transaction, including approval by the Administrative Council for Economic Defense – CADE.

The Transaction aims to optimize the Company’s capital allocation, generating value for its shareholders.

Finally, the Company informs that the amounts involved in the Transaction were supported by independent external report prepared by specialized company.

The Company will keep its shareholders and the market informed about the Transaction.

São Paulo, November 28, 2019.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687 | Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 28, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director